SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2005

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

MANAGEMENT REPORT 2004

MANAGEMENT REPORT
BRASKEM 2004

The Management of Braskem S/A (“Braskem”) submits for your deliberation the Management Report and the respective Financial Statements, with the opinion of the Independent Accounting Firm and of the Audit Committee, related to the fiscal year ended December 31, 2004. The accompanying comments refer to the consolidated results and reflect Braskem's current corporate structure for the period ended December 31, 2004.

The consolidated results presented here include adjustments to exclude the effects of proportional consolidation in accordance with CVM Instruction 247, consolidating only investments that Braskem controls and accounting for its investments in Politeno Indústria e Comércio S/A (Politeno) and Companhia Petroquímica do Sul S/A (Copesul) through the Equity Accounting method.

1. Message from the Management

All of Braskem's performance indicators experienced an important and consistent evolution during 2004. In operational terms, the Company's performance presented significant improvements in production and sales volumes, net revenue, operating cash flow, profitability and net income. In 2004, Braskem consolidated its regional leadership in the thermoplastic resin market, its core business, especially in polyethylene (PE), polypropylene (PP) and PVC. This performance was accompanied by a series of financial and corporate initiatives that led to a substantial reduction in the Company's cost of capital and debt, the lengthening of its debt maturity profile and the improvement of its capital structure through a more balanced debt/equity ratio. As a result, Braskem improved its competitiveness and strategic flexibility, beginning 2005 better prepared and determined to accelerate the timetable of its expansion projects, while maintaining its continuous goal of creating value.

The results obtained by Braskem in 2004 are in line with the objectives set forth in its strategic planning and with the commitments assumed by its management since the Company was founded in August 2002. These results also confirm the competitive advantage of Braskem's business model, which is based on the integration of first and second generation petrochemical companies, with competitive access to its raw materials — ethylene, propylene and chloride. The model adopted by Braskem is supported by its leadership in relevant markets, cost competitiveness, and autonomy in the areas of innovation and technology. This model is complemented by a financial discipline in the allocation of resources, which includes the evaluation of each investment based upon its own return and cash generation performance.

Braskem's financial performance in 2004 exceeded expectations, beginning with the continuing increase of its EBITDA (earnings before financial result, income tax, social contribution and depreciation). Accumulated EBITDA during the year totaled R$2.55 billion, representing an increase of 43% compared to the amount recorded in 2003. The increase in the Company's EBITDA level again confirms its ability to generate operating cash flow, even under challenging conditions such as in 2004 and especially in light of the pressure on costs created by high naphtha prices, Braskem's principal raw material. The increase in the Company's net income was even more remarkable, reaching R$691 million, compared to net income of R$215 million in 2003.

All of Braskem's business units operated at high levels of capacity utilization rates, in excess of 90%, which is in line with the objective of maximizing the operating efficiency of the Company's industrial assets. Such good performance was important to meet the increase in consumption of thermoplastic resins as a result of growth in the domestic economy, as well as to serve strategic clients that are positioned in attractive international markets. Accordingly, exports in 2004 totaled US$710 million, which corresponded to an increase in excess of 15% compared to 2003.

The 12% increase in domestic demand for thermoplastic resins in 2004 confirmed the high elasticity of the demand for these products in relation to Brazilian GDP growth. Believing that Brazil 's economy will continue its sustained growth process over the next years, Braskem continued its strategy of debottlenecking of its industrial units with a view to increase its production capacity at a competitive cost-benefit. Capacity increases at plants located in Triunfo and Camaçari were concluded, increasing potential sales of polypropylene and paraxylene, respectively, and the Company commenced investments to increase the capacity of its PVC plant in Alagoas and its polyethylene plant in Camaçari.

Braskem believes that initiatives such as these will allow the Company to continue to meet increasing demand in the domestic market and to maintain, at the same time, a structural presence in the international market.

In 2004, Braskem's financial management continued its commitment to prioritizing the reduction of its debt and to lengthening its debt maturity profile, as well as to increasing the Company's cash and cash equivalents. The issuances in the domestic and international capital markets during 2004 amounted to over US$1 billion, and resulted in the lengthening of the Company's debt maturity profile as well as an increase in its level of liquidity.

As regards the stock market, 2004 marked a high point in the Company's efforts to strengthen its capital markets and investor relations, along with the high levels of Corporate Governance adopted since its creation. In September 2004, Braskem successfully concluded the largest Global Offering by a Brazilian company that year. The Company raised R$1.2 billion, all of the net proceeds of which were used to prepay its most expensive debt, especially its short-term debt, thereby restoring balance to its capital structure. Liquidity levels on both the BOVESPA (São Paulo Stock Exchange) and the NYSE increased significantly, and the new shareholder base of the Company now accounts for a “Free Float” of approximately 45% of the total outstanding share capital of the Company

In 2004, Braskem successfully concluded the implementation of its program of synergies arising from its integration process, capturing gains that totaled R$323 million, on an annualized and recurring basis, reaching the goal set by the Company upon its creation in August 2002. Braskem began to implement a new operational and business excellence program in 2004 named “Braskem +” , the goal of which is to position, in a period of 3 years, the Company among the most competitive petrochemical companies in the world and to generate additional gains estimated at R$420 million, on an annualized and recurring basis. In 2004 and on the same basis, Braskem has already captured R$90 million , surpassing the original estimate of R$ 60 million by 50%. As a result of this program, Braskem believes that it will be better prepared to operate with value creation at every stage of the petrochemical cycle.

Operationally, it is also worth highlighting the conclusion of the ISO 14001 certification process for all of the Company's industrial units. Thus rewarding Braskem's efforts related to Health, Safety and Environmental (HSE) issues. Towards this end, Braskem became the first Brazilian company to sign the “UN Declaration on Cleaner Production” in 2004. Important improvements related to the reduction of effluents and of water and energy consumption were also obtained during the year.

Braskem's total investments in 2004 amounted to R$374 million, and were allocated among its excellence programs in operational, technological, health, safety and environmental areas, having benefited all of the Company's business units.

The focus on technology and innovation is one of the strategic axes that drive Braskem's growth and is an important part of its value creation program, resulting in the frequent launching of products, such as the launching in 2004 of Braskem Flexus®-a high-performance polyethylene based on the same metallocene technology used for special packagings, and Braskem Symbios®, a bi-axially oriented polypropylene sealant.

Braskem is finalizing the details of its partnership with Petrobras for the construction of a polypropylene plant in Paulínia, in the State of São Paulo, with a capacity of 300,000-tons/year, which is expected to begin operations in 2007. In addition, the Company is conducting feasibility studies aiming at the construction of a new integrated petrochemical complex on the border of both countries to produce 600,000 tons/year of polyethylene from the Bolivian natural gas, with the potential to commence operations by the end of this decade.

Braskem' s shareholding structure on December 31, 2004 and its simplified corporate structure are as follows:

2. Operating Performance

Braskem reported an excellent operating performance in all of its Business Units. The Company maintained its policy of operating its industrial units at high capacity utilization rates and confirmed its strategy of maximizing its profitability through the optimization of the production mix and the sale of its products in more profitable markets and segments.

The sound evolution of the capacity utilization rates for Braskem's principal products is presented below:

2.1. Industrial Performance

Production Volume – tons	2004 (A)	2003 (B)	Chg.% (A)/(B)

Polyolefins Unit
. PE’s – Polyethylene	741,698	676,682	10
. PP – Polypropylene	463,077	438,747	6

Vinyls Unit
. PVC – Polyvinyl Chloride	421,619	396,827	6
. Caustic Soda	461,402	432,728	7

Basic Petrochemicals Unit
. Ethylene	1,105,610	1,040,858	6
. Propylene	542,359	486,959	11

Business Development Unit
. PET	72,194	56,561	28
. Caprolactam	50,483	49,572	2

The production of the Polyolefins Business Unit increased by 8% compared to 2003, mainly due to the strong performance of its industrial units. In this context, the capacity utilization rates were very high, reaching 96% for PP and 91% for PE in 2004.

During 2004, Braskem completed the expansion of its polypropylene capacity by 100,000 tons/year in the industrial units located in Triunfo, which allowed it to increase its production of this resin by 20% based on a highly competitive investment of R$ 21 million. In 2004, Braskem also commenced the debottlenecking of one of its polyethylene plants located in Camaçari that produces Braskem Flexus ® , due to the demand for this type of polyethylene. The expansion is expected to be completed by mid-2005 and will increase the Company's polyethylene capacity by 30,000-tons/year.

In the Vinyls Business Unit , the capacity utilization rate of its PVC (its main product) plants was approximately 90% in 2004. PVC production increased by 6% compared to 2003 mainly due to higher domestic demand, which was a key contributing factor in the Marechal Deodoro plant, in the State of Alagoas , reaching its highest monthly production in the last seven years.

To keep pace with the growth in the PVC market, which was boosted by the recovery of the construction sector, in 2004 Braskem initiated the expansion of its PVC plant located in the State of Alagoas by 50,000-tons/year, which will be available by the second half of 2005, reflecting an investment of R$90 million. Two additional 50,000-tons/year expansions are also planned, one in Camaçari and the other in Alagoas, depending on market conditions.

In 2004, the Basic Petrochemicals Unit recorded an 8% increase in the production of its principal products—ethylene and propylene—compared to the previous year. The average capacity utilization rate was 92%, excluding the months of January and February, when the Unit carried out a scheduled inspection and maintenance stoppage of its Raw Material Unit II. The Company believes that the investments made in this process—which totaled R$89 million—will ensure its improved operational reliability. The next scheduled maintenance stoppages are expected to occur in 2007 (Olefins Unit I) and 2010 (Olefins Unit II), which are well timed as Braskem will count on its full production capacity during the petrochemical industry fly-up cycle, thus providing a positive impact on the Company’s profitability and operating cash generation.

Braskem maintained its strategy of increasing the flexibility of its raw material mix (naphtha and condensate) and progressively reducing the average cost of raw materials consumed. The Company maintains a long-term strategic relationship with Petrobras, its main raw material supplier. In 2004, the volume of raw materials processed by the petrochemical, naphtha and condensate unit, totaled to 4.4 million tons, of which Petrobras supplied 62%. Remaining demand was supplied by imports, largely by means of a long-term contract with an international supplier.

During the second quarter, the Aromatics I unit also carried out its programmed inspection and maintenance stoppage, which lasted 40 days and required investments totaling R$21 million. Improvements introduced in the plants resulted in the launching of new solvents and substantial growth in the production of aromatics, which increased by 32%, during a period in which the prices for these products increased significantly in the international market. During this stoppage, Braskem also carried out process enhancements in the paraxylene plant, which increased its production by 50,000 tons/year, corresponding to a 30% increase in production capacity and allowing the Company to enter into a new contract with a client with international operations.

It is also worth highlighting the important environmental progress obtained in 2004 by the Basic Petrochemicals Business Unit, such as the reduction in the emission of liquid effluents and the best performance achieved by the Thermoelectric Central since its creation. The EcoBraskem Project was launched to optimize the energy matrix and the consumption of water resources by the Unit. This project was developed in partnership with the Federal University of Bahia, the government of that state and Cetrel, the environmental company of the Camaçari Petrochemical Complex.

A highlight of the Business Development Unit was PET production, which increased by 28% compared to 2003. Operational improvements carried out in this Unit increased its production capacity to 78,000 tons/year.

2.2. Commercial Performance

Braskem maintained its strategy of giving priority to the sale of its products in more profitable markets and segments. In this context, the Company's priority in 2004 was the domestic market, where the sales of thermoplastic resins increased by 13% compared to 2003, satisfying the high demand that resulted from the significant growth of the Brazilian economy in 2004.

The total volume of thermoplastic resins in the domestic and international markets sold by Braskem in 2004 totaled 1,668,000 tons, which represented a 7% increase compared to the 1,563,000 tons sold during the previous year.

Sales Volume – tons	2004 (A)	2003 (B)	Chg.% (A)/(B)

Polyolefins Unit
. PE’s – Polyethylene	704,667	667,977	5
. PP – Polypropylene	460,974	441,066	5

Vinyls Unit
. PVC – Polyvinyl Chloride	427,740	397,856	8
. Caustic Soda	444,013	426,608	4

Basic Petrochemicals Unit
. Ethylene	1,098,882	1,047,325	5
. Propylene	532,242	488,637	9

Business Development Unit
. PET	74,258	56,309	32
. Caprolactam	49,123	50,329	(2)

* Includes sales/transfers to Braskem’s Business Units.

In the Polyolefins Business Unit , total sales volume of polyethylene and polypropylene increased by 5%, primarily due to increased sales in the domestic market, which grew by 12% compared to 2003. This result was mainly driven by the performance of the segments of flexible and corrugated cardboard packaging for food—especially for frozen meat with export potential—snacks and cookies, as well as long shelf-life beverages. The success achieved by Braskem Flexus ® —a high-performance polyethylene launched in 2004—made the Company accelerate its decision to double the production capacity of this resin to 60,000 tons/year, which will be available by mid-2005.

Polypropylene sales volumes increased 12% in the domestic market, due to the performance of the automotive and the electrical/electronic industries and agriculture. In 2004, a major highlight was the launch of Braskem Symbios® , a high-performance flexible packaging sealant. The advances in the use of polypropylene containers for cream cheese—the market share of which was already in excess of 50% at the end of 2004—and the launching of a polypropylene fiber used in tiles and fiber-cement water cisterns—in partnership with an important international client—also deserve to be highlighted. Another important novelty was the launching of a technological solution for disposable polypropylene cups, which includes a new resin and patent-protected equipment that is licensed for use ( commodatum ) to the client, with a significant competitive advantage over the same product made from polystyrene.

In the Vinyls Business Unit , total PVC sales increased by 8% compared to the previous year, due to domestic market growth, which was in excess of 15%. The recovery in PVC domestic demand was driven by increased sales by the footwear, laminate and wire and cable industries, as well as by the beginning of the recovery of the construction sector. It is important to highlight that in 2004 Braskem maintained its leadership of the PVC market in Brazil .

In 2004 it is important to mention the technological development and launching of Plastwood—a product made of PVC and wood for finishing ceilings and special decks—in partnership with an important client in the Brazil . Another development occurred with respect to business opportunities arising from new PVC applications for the construction sector, such as prefabricated house and window frame solutions. In addition, the creation of the “Opera Prima” Prize and the launching of the special category “Designing with PVC” both designed for architects, aiming to identify new opportunities for using PVC in construction projects.

In the Basic Petrochemicals Unit , ethylene sales volumes increased by 5%. The improvement of the production process, together with the increase in client demand for ethylene due to the significant growth of the thermoplastic resin market led to new monthly (in July) and quarterly (July-September) production records, which was combined with a successful focus on increased profitability.

The Unit played an active role in Braskem's exports during 2004, which was highly favorable to the aromatics market, especially benzene, the price of which hit record levels. As proof of its strategic agility and flexibility, several operational initiatives in its aromatics plants allowed the Company to maximize production of this petrochemical product, which enabled Braskem to increase its export volumes.

In the Business Development Unit , the positive highlights were the recovery in PET resin sales volumes in the domestic market, as well as prices. Total PET resin sales volumes increased by over 30% compared to 2003, driven by the expansion of the bottling industry, especially in the mineral water, juice, vegetable oil, and, to a lesser degree, soft drink segments. Caprolactam sales volumes totaled approximately 50,000 tons, 88% of which were sold in the domestic market and were in line with sales volumes during the previous year.

2.3. Exports

Braskem maintained its long-term commitment to strategic clients in attractive markets, which is linked to its objective of strengthening its activities in international markets. Its net export revenue for 2004 amounted to US$710 million, 15% higher than the US$617 million obtained in 2003, thus confirming its position as one of Brazil 's largest exporters.

It is also worth mentioning the important recovery of the Argentine market, in which Braskem increased its resin sales volumes by 28% in 2004.

2.4. Business Competitiveness

In 2004, Braskem commenced the implementation of “Braskem +”, an operational excellence program, whose main objective is to position the Company among the most competitive petrochemical companies in the world. This program represents a considerable additional potential gain to the Company, estimated at R$ 420 million on an annual and recurring basis by the end of its implementation. The program will be leveraged by the expertise accumulated during the capture of synergies resulting from the Company’s integration process. Braskem + aims to increase the Company’s capacity of creating value in all stages of the petrochemical cycle. Its estimated gains are detailed on the following graph:

The launching of "Braskem +" in 2004 was extremely successful, with the commitment of the teams allocated full time and the selection of planned operational and technological solutions, permitting the Company to surpass by 50% the goals established for the first year of its implementation. The results achieved in 2004 will provide gains of R$ 90 million, on an annual and recurring basis, in comparison to the R$ 60 million originally estimated, and increase Braskem’s confidence in the successful implementation of this program.

3. Financial and Economic Performance

3.1 - Net Revenue

Braskem recorded net revenue of R$11,044 million in 2004, 20% higher than the R$9,191 million obtained in 2003.

The key drivers of this performance were the increase in the Company’s sales volumes, especially in the domestic market, and the improved prices for Braskem’s principal products, both in Brazil and abroad.

The table below presents net revenue growth by Business Unit, showing the steady commercial performance of all of Braskem’s Business Units:

Business Unit	2004	2003	Chg.
(R$ million)	(C)	(D)	(C)/(D)

Domestic Market	8,935	6,867	30
Basic Petrochemicals	3,902	3,132	25
Polyolefins	2,826	2,153	31
Vinyls	1,631	1,165	40
Business Development	576	417	38

Exports	2,109	2,324	(9)
Basic Petrochemicals	1,030	868	19
Polyolefins	794	1,234	(36)
Vinyls	240	186	29
Business Development	45	36	25

Total Net Revenue	11,044	9,191	20

3.2 - Cost of Goods Sold (COGS)

During 2004, Braskem’s cost of goods sold (COGS) totaled R$8,315 million, which represented an increase of 13% compared to the COGS of 2003, when it stood at R$7,342 million.

This variation was primarily a result of the price increase of petrochemical naphtha registered during 2004. The average price of petrochemical naphtha in the ARA (Amsterdam-Rotterdam-Antwerp) region was US$378/ton in 2004, which represented a 38% increase compared to US$274/ton recorded in 2003.

During 2004, Braskem acquired 4,388 thousand tons of naphtha and condensate, out of which 2,734 thousand tons (62%) were purchased from Petrobras, its principal raw materials supplier. The remaining 1,654 thousand tons (38%) was imported directly by the Company primarily from Northern African countries.

Depreciation and amortization expenses during 2004 totaled R$361 million, a 30% increase compared to the R$277 million recorded in 2003. This variation was mainly due to the booking of a portion of the goodwill associated with a premium over fixed assets, related to Braskem’s incorporation of Trikem in January 2004.

Braskem and its subsidiaries have a comprehensive risk management program that provides coverage and protection for all its fixed assets, as well as for eventual losses arising from production stoppages through an all-risk policy. Assets covered by this policy totaled R$11.8 billion as of December 31, 2004 (R$ 12 billion in 2003) and the premium paid in 2004 amounted to R$ 51 million, which represented a R$ 9 million reduction (15%) compared to the R$ 60 million paid in 2003.

3.3 - Selling, General and Administrative Expenses (SG&A)

Braskem maintained its strategy of increasing the profitability of its operating margins, maintaining its prices aligned to international prices and establishing a disciplined management program. SG&A, net of depreciation and amortization expenses, when expressed as a percentage of gross income decreased from 22% in 2003 to 21% in 2004. When expressed as a percentage of net revenues, SG&A were 4.4% in 2003, compared to 5.2% in 2004.

SG&A were R$ 575 million in 2004, compared to R$402 million in 2003. This variation results from: (i) higher variable expenses associated with the increase of sales volume reported in 2004, with an impact of R$ 30 million; (ii) constitution of a larger provision for doubtful accounts (PDA) in 2004 due to the application of Braskem’s Credit Policy in respect of a higher gross revenue; (iii) non-recurring gains of R$ 40 million registered in 2003 due to the positive effect caused by the reversion of a PDA constituted in 2002 to meet potential credit risks in Argentina; (iv) non-recurring expenses related to the development of a new IT platform, preparation for complying with the Sarbanes-Oxley Act and specific consulting services for stock offerings placed in the capital markets, totaling R$ 33 million; and (v) inflationary effects on 2003 recurring expenses, amounting to approximately R$ 46 million.

3.3.1 - Depreciation and Amortization Expenses

Depreciation and amortization expenses totaled R$353 million in 2004, an 88% increase compared to the R$188 million recorded in 2003. This variation resulted primarily from the following factors: (i) booking of a portion of the goodwill associated with a premium over fixed assets, arising from Braskem’s incorporation of Trikem in January 2004; (ii) non-recurring effect resulting from the full amortization of deferred expenses relating to the 10th and 11th debenture issues by Braskem, which were redeemed in 2004; and (iii) amortization of scheduled maintenance stoppages that occurred in 2003 and 2004.

3.4 – EBITDA

Braskem’s EBITDA was the highest ever obtained by the Company since its creation on August 16, 2002, and reached R$2.5 billion in 2004, a 43% increase compared to the R$1.8 billion EBITDA recorded in 2003.

The key drivers of this performance were: (i) the capture of synergies resulting from Braskem’s integration process; (ii) the increase in the Company’s sales volumes, especially in the domestic market; (iii) improved prices for Braskem’s main products, both in Brazil and abroad; (iv) the first productivity gains provided by “Braskem +”; (v) the strong performance reported by industrial units, confirmed by the high capacity utilization rates; and, finally, (vi) the improved quality of the mix of products sold due to the development of new products and applications.

It is worth noting that this record EBITDA was obtained in a scenario of historically high naphtha prices. This result reflects an improvement in Braskem’s operating quality, confirmed by the increase of 4 (four) percentage points in EBTIDA margin, from 19% in 2003 to 23% in 2004.

The graphs below show the consistency and sustainability of the results obtained by Braskem, confirmed by growth of EBITDA on a quarterly basis, both in Reais and in US Dollars.

3.5 - Investments in Subsidiaries and Associated Companies

Excluding the effects of the amortization of goodwill arising primarily from the investments made in Copesul, Politeno and Petroflex, Braskem recorded net income of R$229 million from its investments in subsidiaries and associated companies in 2004, surpassing by 67% the R$ 137 million recorded in 2003.

(R$ thousand)
Investments in Subsidiaries and Associated Companies	2004	2003

Subsidiaries - Equity Method	4,475	2,597
Associated Companies - Equity Method	223,584	90,528
. Copesul	162,446	46,244
. Politeno	44,116	31,781
. Petroflex	17,335	12,836
. Others	(313)	(333)
Exchange Variation	(9,645)	22,414
Others	10,348	21,038

Subtotal (before amortization)	228,762	136,577
Goodwill Amortizations	(152,730)	(255,984)

TOTAL	76,032	(119,408)

This positive result reflects the consistent performance of Braskem’s principal subsidiaries Copesul and Politeno, in proportion to its interest in the capital stock of both companies (29.5% and 33.9%, respectively) on December 31, 2004. The table below indicates some of the main P&L lines of both Copesul and Politeno:

Main Subsidiaries R$ million (except where otherwise indicated)	Copesul	Politeno

Net Revenue	5,440	1,119
EBITDA	1,082	170
EBITDA Margin (%)	19.9%	15.2%
Net Income	547	96

The reduction of amortization expenses associated with goodwill in 2004 was due to the transfer to the COGS and SG&A accounts, respectively, of the goodwill related to a premium over fixed assets and future operating profitability arising from Braskem's incorporation of Trikem in January 2004.

3.6 - Net Financial Result

During 2004, Braskem prioritized the allocation of its operating cash flow and of the proceeds from its Global Offering to prepay its most expensive debt facilities, where possible.

As a result, the Company’s financial expenses net of interest (calculated taking into consideration the difference between interest/vendor financing expenses and revenues) decreased by 22%, from R$635 million in 2003 to R$498 million in 2004.

	(R$ Million)	(R$ Million)
	2004	2003
Financial Expenses	(995)	(523)
Interest / Vendor	(631)	(680)
Monetary Restatement	(423)	(348)
F/X on Liabilities	415	969
CPMF/IOF/Income Tax/Banking Expenses	(141)	(151)
Other	(216)	(312)
Financial Revenue	(185)	(133)
Interest	133	45
Monetary Restatement	14	33
F/X on Assets	(333)	(211)

Net Financial Results	(1,181)	(656)

Excluding the effects of monetary and exchange rate variations, Braskem’s net financial result on December 31, 2004 was an expense of R$854 million, compared to an expense of R$1,098 million recorded in 2003, which represents a substantial recovery of R$244 million or 22%. This important result reported in 2004, as show below, indicates a new level for Braskem’s cost of capital.

	(R$ Million)	(R$ Million)
	2004	2003

Net Financial Results	(1,181)	(656)

Foreign Exchange Gain Variation (F/X)	82	758
Monetary Restatement (MR)	(408)	(315)

Financial Result less F/X and MR	(854)	(1,098)

3.7 – Net Income

Braskem recorded net income of R$691 million in 2004, substantially higher than the result obtained in 2003, which was R$215 million. The key drivers of this performance were the Company’s good operating performance, confirmed by the record EBITDA of R$2.5 billion, and the improvement in equity income.

3.8 - Debt Management in 2004

In 2004, Braskem confirmed its commitment to primarily use the funds from its operating cash flow primarily to reduce its debt and financial leverage, as well as to lengthen and improve its debt profile.

During 2004, Braskem’s priority was the reduction of its net debt as well as the costs of its financial obligations, in order to achieve enhanced efficiency in the allocation of funds for its operating working capital. In addition, over this period, the Company sought to maintain higher levels of cash and cash equivalents, in order to provide greater financial and strategic flexibility.

Braskem’s cash and cash equivalents amounted to R$1.78 billion on December 31, 2004, an increase of R$697 million compared to the R$1.09 billion balance recorded on December 31, 2003.

Braskem’s net debt at the end of 2004 was R$3,868 million, which represented a 38% decrease when compared to its net debt at the end of 2003 (R$6,258 million). When expressed in US dollars, Braskem’s net debt recorded a 32% reduction, from US$2.2 billion to less than US$1.5 billion.

Braskem’s financial leverage, measured by the net debt/ EBITDA ratio, decreased significantly by 57% in 2004, from 3.52 on December 31, 2003, to 1.52 on December 31, 2004.

The Company continued to focus on reducing its net debt, extending its debt profile and prioritizing the amortization of its most expensive debt, aiming at reducing its cost of capital. The graph below shows Braskem’s debt amortization schedule as of December 31, 2004.

4. Capital Expenditures

Braskem’s capital expenditures totaled R$374 million in 2004 and benefited all of its business units. These investments in excellence programs were allocated to the operating, technology, health, safety and environmental areas.

In line with its leading position in the South American thermoplastic resins market, Braskem implemented a series of projects during 2004, investing in the expansion of its plants’ production capacity, as well as in programs to increase the operational reliability of its industrial units, to take maximum advantage of the current favorable environment for the global petrochemical sector.

Among the investments carried out this year include the addition of 100,000 tons/year of polypropylene production capacity in the Triunfo Complex, in the State of Rio Grande do Sul, which increased from 550,000 tons/year to 650,000 tons/year, and the increase of 50,000 tons/year in paraxylene production capacity in the Basic Petrochemicals Unit, in Camaçari, which increased from 153,000 tons/year to 203,000 tons/year.

In addition, in line with the objective of keeping its plants operating with high levels of reliability, Braskem invested R$210 million in programmed maintenance stoppages. Such stoppages are booked under deferred expenses.

5. Corporate Governance

Braskem, in line with the public commitment announced on its creation on August 16, 2002, reaffirms its commitment to ethics, competitiveness and excellence in all its actions in order to obtain the best return to shareholders, adding value to their equity and remunerating their capital investment.

In this sense, Braskem developed a corporate governance model. In addition to the Board of Directors and the Audit Committee, which are permanent, other committees were constituted to support the Board of Directors, whose basic function is to analyze matters of the Board’s interest, aimed at improving the quality and the speed of the decision-making process.

Braskem’s Board of Directors has four permanent supporting committees:

  Finance and Investments;
  Personnel and Organization;
  Audit;
  Strategy and Communications.

Additionally, it is worth mentioning some issues that distinguish Braskem’s Corporate Governance model:

  Level 1 of BOVESPA’s Corporate Governance since February 13, 2003, with a commitment to migrate to Level 2;
  Tag Along: Full tag along rights for all Braskem shareholders in case of transfer of control;
  The Code of Conduct, where the values, principles and practices guiding corporate behavior are described;
  Corporate Events Schedule; and
  Corporate Policies, among which we can highlight the Corporate Policy for Trading Securities, for Financial Management, for Insurance and Guarantees, and for Health, Safety and the Environment.

5.1 - External Audit

The Company’s policy when hiring services not related to external external auditors is based on the principles that preserve the such professionals. Such principles, in accordance with the accepted rules, consist of the following: (a) the auditor shall work; (b) the auditor shall not hold management positions in the e (c) the auditor shall not promote his clients’ interests.

Pursuant to CVM Instruction 381, Pricewaterhouse Coopers Independentes has not rendered to Braskem services not related auditing at levels higher than 5% of total services performed.

6. Capital Markets and Investor Relations

Braskem’s class “A” preferred shares (“BRKM5”) traded on the BOVESPA ended the year quoted at R$134 per 1,000 shares, which represented a 100% increase in value in 2004, surpassing the performance of the IBOVESPA (BOVESPA index), which increased by 18% in value in 2004. Similarly, Braskem’s ADRs (BAK) traded on the New York Stock Exchange (NYSE) increased by 118% in value in 2004, ending the year at US$51, ranking the Company among the five best performances recorded by foreign companies listed on the NYSE. On Latibex, the Madrid Stock Exchange section that trades Latin American securities, Braskem’s shares (XBRK) increased by 98% in 2004.

In the largest offering carried out in the Brazilian equity market this year, Braskem raised R$ 1.2 billion through a primary public offering (“Global Offering”), simultaneously carried out in Brazil and abroad. 13,455,000,000 class “A” preferred shares were issued at R$90.00 per round lot of 1,000 class “A”preferred shares in Brazil and US$31.38 per ADS abroad, comprised of: (i) 4,485,000,000 shares in Brazil; and (ii) 8,970,000,000 shares, in the form of ADS’s, abroad (each ADS represents 1,000 class “A” preferred shares). With the conclusion of this offering, the number of shares outstanding in the market currently represents approximately 45% of Braskem’s total share capital (“free-float”), which contributed significantly to increasing the liquidity of Braskem’s shares both on the BOVESPA and the NYSE.

The value of the average daily trading volume on the BOVESPA increased from R$10.4 million before the Global Offering to R$23 million, afterwards. Similarly, the value of the average daily trading volume of the ADSs increased from US$615,000 to US$4.1 million.

It is also important to note that the percentage that the BRKM5 share represents of the Ibovespa and IBrX-50 indices more than doubled in 2004, from 0.58% to 1.33% of the Ibovespa and from 0.38% to 0.80% of the IBrX-50.

6.1 - Dividends and Interest Attributable to Shareholders’ Equity

Braskem’s Management, in line with its dividend distribution policy and taking into account the good economic and financial performance of the Company in 2004, is proposing the payment of R$204 million to its shareholders, of which (i) R$ 170 million will be paid in the form of interest attributable to shareholders’ equity , as already authorized by the Board of Directors and deliberated by the Board of Executive Officers, and (ii) R$ 34 million paid in the form of dividends, in accordance with a proposal to be deliberated upon at the General Shareholders Meeting. Of the total amount, R$136 million will be paid to class “A” and “B” preferred shareholders and holders of “American Depositary Receipts” (ADR´s), and R$68 million will be paid to common shareholders.

Thus, Braskem is ensuring the payment of priority and mandatory dividends to all types and classes of shares.

7. Quality, Health, Safety and the Environment

In 2004 Braskem continued the implementation of its strategy for Excellence in Health, Safety and the Environment (HSE), in line with the Company’s aim of becoming a benchmark in the sectors in which it operates.

Braskem became the first Brazilian industrial company to sign the Declaration on Cleaner Production of the United Nations Environment Program (UNEP), which was executed on March 30, 2004. The signatories are committed to implementing production policies increasingly more efficient in environmental terms.

Braskem maintained in 2004 the Bureau Veritas Quality International (BVQI) Quality Management certification for 100% of its industrial units, in accordance with ISO 9001 (2000 version), and concluded the Environmental Management certification of all of its plants, in accordance with ISO 14001.

In June 2004, Braskem issued its first Business Sustainability Report, clearly showing its focus on the principles of sustainable development. By means of this initiative, it confirmed the value its Management places on issues related to Health, Safety and the Environment. To that end, Braskem’s highlights the following areas of performance:

  Professional Training

In 2004, Braskem’s employees and third-parties dedicated 4% of their time to training activities in Health, Safety and the Environment, which represented over 780,000 hours of instruction received.

The good performance in this area may be measured by the reduction in accident rates involving employees and third parties as shown below. The improved performance has considerable importance given the occurrence in 2004 of scheduled maintenance stoppages in several units in Camaçari and Triunfo, and the expansion of production capacity at plants in Camaçari and Triunfo.

  Facilities

In 2004, over R$41 million was invested in facility improvements aimed at enhancing environmental performance or at reducing the risks of equipment, environmental or personal accidents, 57% higher than the investment made the previous year. As a result, there were no major equipment or environmental accidents. In addition, Braskem managed to reduce effluent generation by approximately 24%, water consumption by about 3.4% and solid waste by over 24%.

  Community Relations

Braskem’s attention is permanently focused on the welfare of the communities in which it is present, in line with its commitment to promoting sustainable development. In practical terms, this commitment is translated into a set of corporate responsibility programs, focused on environmental education, plastic recycling, and social and cultural inclusion.

One of the highlights of 2004 was the second Ecovela Braskem, in Maceió, in the State of Alagoas, a sailing competition with over 500 participants whose goal is to foster the environmental education of the communities living around the Mundaúand Manguaba lakes - as part of Braskem’s “Living Lake” Program. This year, an environmental contest that took place simultaneously with the Ecovela resulted in the collection of 11 tons of waste material from the Mundaú lake.

In 2004, the Living Lake Program was chosen as the best social-environmental project in Brazil by Amanco do Brasil, which awarded Braskem the “Amanco Prize for a Better World.”

8. Innovation and Technology

Braskem treats research and development activities as a strategic priority. They are considered fundamental to its growth and to improving the competitiveness of the entire production chain of the petrochemical and plastic industries. The consistency with which this strategic directive has been implemented was a principal reason in Braskem receiving one of the most important honors granted by the Brazilian chemical industry to the most innovative companies in the country in 2004, the Abiquim Technology Award, for the development of UTEC resin, a polyethylene with ultra-high molecular weight, of which the Company is the second largest producer in the world.

To ensure that its objectives in this area are met, the Company makes available to its clients a team with over 150 researchers and technicians who work at Braskem’s Technology and Innovation Center, Latin America’s most modern and well-equipped technical center specialized in this industry, which is located in Triunfo, in the State of Rio Grande do Sul. Formed with assets in excess of R$300 million invested over the last few years, the Center opened its seventh pilot-plant for the development of new resins in 2004.

The Center’s activities mainly focus on client support for all of their needs related to the development of processes and applications. As a result, the Company carried out over 2,000 tests requested by 211 clients in 2004.

The Center is the prime source of Braskem’s innovations, and its work resulted in the launching of several products last year. The main highlights were Braskem Flexus®–a polyethylene produced with metallocene technology and used in special packaging–and Braskem Symbios®–a bi-axially oriented polypropylene sealant. Prior to their production in Brazil by Braskem, these products had to be imported.

Among the Company’s most recent applications are a polypropylene fiber used to manufacture tiles and fiber-cement water cisterns, a specific polypropylene resin used in plastic cups to substitute glass containers for cream cheese, and a grade of the same resin to substitute polystyrene used in disposable cups. In addition, in October, during the world’s most important trade show for the plastic industry, the K Fair in Germany, Braskem introduced a completely original polypropylene resin to be used in non-carbonated beverage packaging.

Braskem filed 11 new patent requests in 2004 alone, giving a total of 118 in recent years, in addition to having four new patents granted in the United States and in Europe.

9. Personnel Development

Braskem is committed to the welfare and the professional development of its 3,000 employees, fostering the maintenance of a high-performance and challenging working environment. The quality of its staff, recognized by the market, is one of Braskem’s major competitive advantages and also is the factor most responsible for the high-level of its performance. Coupled with that, its active personnel management policy, which is committed to encouraging and rewarding its employees, enables the Company to attract, motivate and retain the best talents available in the market.

Because it is aware that business excellence requires the permanent breakdown of barriers that limit the individual performance of its employees, Braskem makes increasingly larger investments in the development of new skills and in the training of its personnel. In 2004, the Company invested R$6 million in programs geared towards these purposes, which were implemented based on the evaluation of abilities of each employee. After the evaluation, individual and/or collective training needs were identified, with the purpose of improving performance and increasing productivity and business competitiveness.

These programs are part of “Braskem’s Skills Development Center” resulted in the following achievements in 2004:

MBA Braskem – its 34 participants received 400 class-hours, in addition to the basic and the thematic modules.

Managerial Development Program – aimed at aligning knowledge of the Company’s corporate culture and the way its various divisions function, as well as promoting team work. Over 350 leaders took part in the program through the end of 2004.

Trainee and Intern Program – eighteen new employees were hired as a result of the 2004 Trainee Program. The 2005 Program has already begun, with approximately 14,500 candidates for 29 vacancies. Interns are selected and hired in line with the Company’s needs.

Individual Development Program – aimed at assisting Managers and Officers to identify managerial educational programs, in order to improve the level of business abilities. Approximately 50 executives completed the identification process of business programs to be carried out in the short- and the mediumterm.

Technical Operator Renovation Program – based on the employment and intensive training of recently-graduated technicians, its objective is to ensure the renewal and the training of the future generation of industrial operators for the next five years.

Commercial Excellence Program – developed in partnership with the Dom Cabral Foundation, its focus is on improving the relationship with clients/market/felow workers, and is subscribed by 50 executives from the Commercial department participate in the program.

The positive results obtained by this set of programs are confirmed by the TOP Award of Human Resources in Brazil and the TOP Award of Human Resources in Bahia granted to Braskem in 2004 by the Brazilian Association of Sales and Marketing Executives (ADVB), for the study called “Culture Integration and Skillsbased Development.”

10. Outlook

The outlook for the Brazilian economy in 2005 indicates a promising scenario for economic development, with significant impacts on the demand for thermoplastic resins.

The thermoplastic resins industry in Brazil has been reporting a growth rate higher than the GDP with a historic elasticity of approximately 3 times. Such strong dynamism was taken into consideration when Braskem decided to implement the debottleneckings at competitive costs in 2003 and 2004 and to proceed with new debottleneckings to increase PVC and PE production capacities by 2007. Additionally, Braskem, in an association with Petrobras, is finalizing a technical and economical feasibility study for the construction of a new PP plant with a capacity of 300,000 tons/year in Paulínia, State of São Paulo. Investments of approximately US$ 180 to US$ 200 million are estimated to be made over the next 2 years. Similarly, Braskem initiated a feasibility study in respect of the construction of a new integrated petrochemical complex powered by Bolivian natural gas. Operations are expected to begin by the end of the current decade.

In 2004, the demand for thermoplastic resins in the global market increased by over 6%. The growth in demand has been surpassing the increase in the supply of these products due to the low level of investments made in the last few years in new production capacity. According to important international petrochemical industry consultants, this scenario should remain unchanged in the coming years, resulting in increasing margins in the 2005-2007 period, which indicates important opportunities for Braskem to increase its sales volumes and margins.

Braskem is ready to capture and maximize all the opportunities provided by this scenario. The Company has already concluded the scheduled maintenance stoppages, especially those of longer duration, during the last two years and will only be required to do so again in 2007. Additionally, the “Braskem +” program will provide significant gains of efficiency, productivity and competitiveness, resulting in better operational profitability and cash generation.

Braskem’s strategic planning aims to be a benchmark in value creation for all its shareholders through market leadership, enlargement of production scale with cost competitiveness and autonomy in Innovation and Technology – as a distinguishing advantage in serving clients and conquering their loyalty. Braskem will invest in the expansion of its production capacity, while remaining focused on discipline cash allocation and the quality of its capital structure.

Braskem renews its public commitment of fully complying with its social and environmental responsibilities as a way to contribute to the economic and social development of the country, consolidating its position as a World Class Brazilian Petrochemical Company.

11. Acknowledgements

Braskem’s Management would like to thank its shareholders, clients and suppliers for their confidence in the Company during 2004 and especially its employees, for their involvement, dedication and personal effort to make Braskem a reference among Brazil’s most important companies.

Camaçari, February 16, 2005.

The Management

EXHIBIT I

Braskem S.A. (Consolidated)
Income Statement (1)

(R$ million)

Income Statement	2004 (C)	2003 (D)	Chg. (%) (C)(D)
Gross revenue	14,342	11,284	27
Net Revenue	11,044	9,191	20
Cost of goods sold	(8,315)	(7,342)	13
Gross profit	2,729	1,849	48
Selling expenses	(236)	(110)	115
General and administrative expenses	(339)	(292)	16
Depreciation and amortization	(353)	(188)	88
Other operating income (expenses)	35	51	(32)
Investment in associated companies	76	(119)	-
Equity in the results	229	137	68
Amortization of goodwill/negative goodwil	(153)	(256)	(40)
Operating profit before financial result	1,911	1,191	60
Net operating result	(1,181)	(656)	80
Operating profit (loss)	730	536	36
Other non-operating revenue (expenses)	(29)	(5)	480
Profit (loss) before income tax ans social cotribution	702	531	32
Income tax / social contribution	12	(92)	-
Profit (loss) before minority interest	714	440	62
Minority interest	(23)	(224)	(90)
Net profit (loss)	691	215	221

EBITDA	2,549	1,777	43
EBITDA margin	23.1%	19.3%	3.8 p.p.
-Depreciation and amortization	714	466	53
. Cost	361	277	30
. Expense	353	188	88

1- Excludes the effects of proportional consolidation (CVM-247)

EXHIBIT II

Braskem S.A. (Consolidated)
Balance Sheet (1)

(R$ million)

ASSETS	12/31/2004 (A)	12/31/2003 (B)	Chg.(%) (A)/(B)

Current assets	5,054	3,669	38
Cash and cash equivalents	1,697	539	215
Marketable securities	0	512	-
Account receivable	1,293	1,089	19
Inventories	1,384	972	42
Taxes credits	466	345	35
Dividends and interest attributable to shareholders’ equity	54	19	180
Prepaid expenses	52	80	(34)
Other	108	113	(5)

Long term assets	858	1,155	(26)
Related parties	37	32	7
Compulsory deposits	187	182	2
Deferred income taxes and social contribution	302	166	82
Taxes to be recoverable	177	595	(70)
Marketable securities	86	34	154
Other	70	146	(52)

Fixed assets	8,635	8,591	1
Investments	1,244	1,287	(3)
Plant, property and equipment	4,899	4,830	1
Deferred	2,493	2,474	1

Total assets	14,548	13,415	8

LIABILITIES AND SHAREHOLDERS’ EQUITY	12/31/2004 (A)	12/31/2003 (B)	Chg.(%) (A)/(B)

Current	4,329	4,238	2
Suppliers	2,179	1,132	93
Short-term loans	1,222	2,255	(46)
Advances on export facilities	300	274	10
Salaries and social charges	75	68	11
Proposed dividends and interest attributable to shareholders	191	7	-
Income taxes payable	63	13	386
Taxes payable	138	107	29
Advances from clients	23	256	(91)
Other	137	126	9

Long term liabilities	5,780	6,483	(11)
Related parties	148	233	(37)
Long-term loans	4,129	4,815	(14)
Taxes payable	1,326	1,147	16
Other	177	289	(39)

Deferred income	84	59	42

Minority interest	168	522	(68)

Shareholders’ equity	4,188	2,113	98
Capital	3,403	1,887	80
Capital reserves	345	744	(54)
Treasury shares	(15)	(23)	(35)
Profit reserve	455	0	-
Retained earnings (losses)	0	(496)	-

Total liabilities and shareholders’ equity	14,548	13,415	8

1- Excludes the effects of proportional consolidation (CVM-247)

(*)	In Current Assets, the amount of R$ 322 million classified as “Marketable Securities” in 2003 was reclassified to the item “Cash and Cash Equivalents” on December 31, 2003.

(**)

Also on December 31, 2003, in Fixed Assets, the amount of R$ 1,222 million classified as “Investments” moved to “Plant, Property and Equipment” (R$ 321 million), “Deferred” (R$ 960 million) and “Future Results” (R$ 59 million), in order to comply with the Brazilian Securities and Exchange Commission (CVM)’s regulation.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 16, 2005

BRASKEM S.A.

By:	/s/ Paul Elie Altit

	Name:	Paul Elie Altit
	Title:	Chief Financial Officer